ALBERTA COMPLIANCE SERVICES INC.

02 OCT -7 AM 9:18

September 26, 2002

02055216

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. News Release dated September 4, 2002

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 10/8

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: September 4, 2002

Trading Symbol: IHP –TSX VENT
Shares Outstanding: 8,574,774
Press Release #02-06

International Health Partners Inc. Completes Acquisition

CALGARY, ALBERTA—International Health Partners Inc. ("IHP") is pleased to announce that it has completed the transaction previously announced in a Letter of Intent ("LOI") with AE Dental Centre of Calgary, Alberta. This location will become the second "BrightSmil e Dental Centre" in Calgary. The acquisition, which is subject to regulatory approval, will be funded through a combination of cash, shares and assumption of debt totaling $300,000.00 subject to adjustment on closing.

IHP President and CFO David B. McQuaig states, "as of October 2002 this location will be fully operational and integrated into our 310_SMILE marketing network., we are especially pleased with exceptional retail location of this facility"

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

On Behalf of the Board of Directors
INTERNATIONAL HEALTH PARTNERS INC.

"SIGNED"

David McQuaig, President, CFO, and Director

To find out more about International Health Partners Inc. (CDNX: IHP), visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our website www.IHP.ca - or e-mail to Investor@IHP.ca